

July 27, 2023

Sean Dollinger
Chief Executive Officer
LQR House Inc.
2699 Stirling Road, Suite A-105
Fort Lauderdale, FL 33312

> **Re: LQR House Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 24, 2023**
> **File No. 333-272660**

Dear Sean Dollinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023, letter.

Form S-1/A filed July 24, 2023

General

1. We note your response to prior comment four and reissue our comment. Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer. In that regard, we note the transactions and agreements entered into in 2021 and July 2023.

You may contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing